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12G32BR

June 10, 2004

The Office of Corporate Finance
Securities and Exchange Commissi
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

04030730

SEC MAIL RECEIVED JUN 14 2004 WASH. D.C. 181

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of two (2) announcements released to the London Stock Exchange on June 9, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

dw 6/17

Enclosures

Issued: 9 June 2004

HOLDING IN COMPANY

(i) Marks and Spencer Group plc received notification on 8 June 2004 that on 2 June 2004 Barclays PLC was interested in 70,214,191 ordinary shares in Marks and Spencer Group plc, representing 3.10% of the issued share capital of the Company.

(ii) Marks and Spencer Group plc was notified on 9 June 2004 that, as at 7 June 2004, Capital International Limited was interested in 71,374,799 ordinary shares in Marks and Spencer Group plc, representing 3.139% of the issued share capital of the Company.

The aggregate interest of its holding company, The Capital Group Companies, Inc., as at 7 June 2004 was 89,946,356 ordinary shares in Marks and Spencer Group plc, representing 3.956% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker

Tel. 020 7268 2867

Wednesday 9 June 2004

MARKS & SPENCER BOARD AND MANAGEMENT CHANGES

Stuart Rose, Chief Executive of Marks and Spencer Group plc, today set out the details of his management team. The Company also announced succession plans for the Non-Executive Directors.

Vittorio Radice is to leave the Company on Friday 11 June 2004. The decision was taken by mutual consent. Stuart Rose said: "Vittorio is a hugely talented retailer and we would like to thank him for his valuable contribution to the Company during his time here. We wish him well."

Vittorio Radice said: "I enjoyed my year at Marks & Spencer enormously and we achieved a lot. This is a very exciting time for the icon brand on the high street. I wish the new team at Marks & Spencer well for the future."

Maurice Helfgott will with effect from 11 June 2004, move from Executive Director, Food to Executive Director of Menswear, Childrenswear and Home. Guy Farrant will take on interim responsibility for the Food Division, reporting directly to Stuart Rose. The search for an Executive Director of Food will begin immediately.

Stuart Rose also confirmed the roles of Charles Wilson and Steven Sharp, both of whom joined Marks & Spencer with him. Charles Wilson, Executive Director, will be in charge of Property, IT and Supply Chain and will work with the Chief Executive on strategy. Steven Sharp will sit on the Executive Committee and will be responsible for Marketing, Store Development and Design.

Stuart Rose, Chief Executive said: "We have a huge opportunity at Marks & Spencer and some very talented people. We wanted to move quickly to ensure we have the right people in the right roles so we can move forward."

The Board has also reviewed its succession plans for the Non-Executive Directors.

Brian Baldock, who is our Senior Independent Director, will be 70 this month. The Board has asked Brian to continue in office as part of its successional arrangements. He will therefore seek re-election at the forthcoming AGM, to be held on Wednesday 14 July 2004.

New Non-Executive Directors are expected to join the Board during the next 12 months. The first such appointment will start to re-establish the balance between Executive and Non-Executive Directors. Subsequent appointments will lead to first Brian Baldock and then Dame Stella Rimington retiring from the Board, both having served in excess of six years as Non-Executive Directors. This recruitment plan has been agreed by the Board, on the recommendation of the Nomination Committee, to manage the orderly succession of Non-Executive Directors without compromising Board or Committee effectiveness.

For information, other Directors seeking election for the first time at our AGM are: Maurice Helfgott, Mark McKeon, Stuart Rose and Charles Wilson. Kevin Lomax and Paul Myners will also be seeking re-election.

For further information, please contact:
Marks & Spencer Corporate Press Office 020 7268 1919

For analysts and investors, please contact:
Investor Relations – Tony Quinlan 020 7268 4195

Notes:

The Board of Marks & Spencer now comprises:

Paul Myners – Chairman
Brian Baldock – Senior Independent Director
Jack Keenan – Non-Executive Director
Kevin Lomax – Non-Executive Director
Dame Stella Rimington – Non-Executive Director

Stuart Rose – Chief Executive
Alison Reed – Chief Financial Officer
Maurice Helfgott – Executive Director
Mark McKeon – Executive Director
Laurel Powers-Freeling – Executive Director
Charles Wilson – Executive Director

Graham Oakley – Group Secretary